AUSTRIAN AIRLINES GROUP

August 7, 2003



Ad-hoc Release

REPOSITIONING AS EASTERN EUROPE SPECIALIST WITH PAN-EUROPEAN REACH WILL BRING 50% INCREASE IN PASSENGER VOLUME FROM AND TO EASTERN AND CENTRAL EUROPE BY 2008

Results trend and balance sheet for first half-year of 2003

Prompt and comprehensive countermeasures partially offset negative trends

Full year result to break-even at EBIT level or to be slightly positive respectively

With the first half-year of 2003 characterised by negative trends such as war in Iraq, the outbreak of SARS and continuing weakness in the global economy, the Austrian Airlines Group generated Earnings Before Interest and Taxes (EBIT) of EUR –23.3m. Profit before tax (EGT) for the half-year was EUR –28.6m, compared to EUR 4.3m for the comparison period the previous year. Based on the developments in the first half-year, the full year result is forecast to break-even at EBIT level or to be slightly positive respectively. Due to the negative effects outlined above, the passenger volume of the Austrian Airlines Group fell by 5.8 % in the first six months of the year to 3,847,698 million passengers carried.

Mr. Vagn Soerensen, Chief Executive Officer of the Austrian Airlines Group, made the following statement upon the release of the balance sheet results for the half-year: "By introducing two cost-savings programmes at the beginning of this year, making extensive cuts in production and launching a number of offensive marketing campaigns, we have succeeded in offsetting the negative trend to an extent. Now, having come through a difficult six months, we intend to go on the offensive. We will use the eastward expansion of the European Union to boost our core business and make active use of the market for East-West/West-East transfer. We have set ourselves the objective of increasing our market leadership in this region by a further 50 % over the next five years. In addition to this, we will be bringing a range of innovative new products onto the market in the autumn, integrated into a new market presence."

Fall in result

In the first half-year, the result fell in comparison to the previous year. The EBIT reached a level of EUR –23.3m, a fall of EUR 53.0m, while profit before tax was EUR -28.6m, compared to EUR 4.3m in the same period last year. At the time of writing, 2003 had primarily been characterised by weak economic activity, war in Iraq and the outbreak of SARS. In this context, we anticipate the full year result to break-even at EBIT level or to be slightly positive respectively.

Thomas Kleibl, Chief Financial Officer of the Austrian Airlines Group, made the following statement on these results: "Despite falling demand and a similar revenue trend, we succeeded in reducing our interest-bearing liabilities by a further EUR 120m in the first six months of this year. In the second half of 2003, we need to concentrate our efforts on raising efficiency by reducing costs and increasing revenue. Structural weak points such as the competitiveness of AUA Flight Operations have to be solved in discussions currently underway between the social partners and we need to bring down the charges of certain external providers within further negotiations!"

The half-year result of the Austrian Airlines Group at a glance

		1-6/2003	1-6/2002	+/- %
Revenue	EURm	941.3	1,030.9	-8.7
EBITDAR adjusted[1]	EURm	85.1	156.9	-45.8
EBITDAR	EURm	183.4	252.4	-27.3
EBIT adjusted[2]	EURm	-52.5	7.0	-
EBIT	EURm	-23.3	29.7	-
Profit before tax adjusted[2]	EURm	-60.0	-24.2	-
Profit before tax	EURm	-28.6	4.3	-
Cash flows from operating activities	EURm	149.0	305.6	-51.2
Passengers carried		3,847,698	4,086,550	-5.8
Passenger load factor (scheduled services)	%	66.0	68.6	-2.6P.

[1]Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.
[2]Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft

Reduction in revenue

Despite an increase in passenger kilometers, flight revenue fell by 8.7 % from EUR 960.2m to EUR 877.1m due to changed patterns of demand and reduced yields. Exchange rate valuations of foreign currency liabilities at the reporting date produced other operating income. The operating revenue of the Austrian Airlines Group in the first half-year of 2003 was EUR 1,066.7m, down by 8.0 % on the figure for the comparison period last year (EUR 1,160.0m).

Substantial reduction in expenditure

Operating expenses in the first half-year fell by 3.6 % to EUR 1,090.0m. The rapid implementation of the cost-cutting programme (down by 5% for the full year and by 10% for a period of three months) began to have a more significant effect, particularly in the second quarter, and the Group succeeded in forcing down its operating expenses by a full 13.0 %.

Despite this positive development, it continues to be necessary to reduce costs, particularly those resulting from Austrian Airlines Flight Operations and the charges of certain external service providers.

Due to its policy of hedging fuel prices since 2001, the Austrian Airlines Group was able to offset the effects of oil price increases in the first half-year of 2003. Up to 80 % of these price rises came in reaction to the conflict in Iraq.

Liabilities reduced

As the Group worked consistently to reduce its liabilities, it made further significant progress. Compared to the position at the end of 2002, interest-bearing liabilities fell by EUR 120.9m. The level of net gearing fell to 267.7 %, compared to 290.4 % as at 31 December 2002.

Fall in cash flows from operating activities

Due to the reduction in the inflow of funds from working capital compared to the first half-year of 2002, cash flows from operating activities fell from EUR 305.6m last year to EUR 149.0m in the reporting period.

As a result of the Group's sharply reduced volume of investment, its stocks of cash on hand and at bank and short-term investments increased by EUR 78.6m to EUR 313.7m compared to the end of last year.

Marketing offensives partially offset negative traffic trend

Capacity on scheduled services increased in the first half-year of 2003 compared to the weak first six months of 2002. Available seat kilometers rose by 5.9 %. However, due to the global uncertainty surrounding the Iraq conflict, SARS outbreak and weakness in the economic cycle, revenue passenger kilometers – used as a measure of demand – increased by just 1.9 %. The passenger load factor fell to 66.0 % (-2.6P) as a result. The number of passengers carried fell by 7.0 % to 3,254,238. Revenue in the scheduled segment reached EUR 768.9m, compared to EUR 854.8m the previous year, a fall of 10.0 %. EBIT for the scheduled segment fell from 26.0m to EUR –20.1m.

Due to the rapid conception and implementation of its global special offers and fare offensives, the Austrian Airlines Group managed to acquire new business in a period when neither the market nor demand grew. Chief Commercial Officer Dr. Josef E. Burger summed up the Group's successful strategy for dealing with a difficult period across the industry: "We succeeded in bringing in almost 300,000 additional bookings with our two Magic Price Offensives. We'll be launching further innovations in the autumn, and using these to boost demand in every one of our customer groups. In addition to these initiatives, we will try to capture parts of the business Swiss left with its withdrawal from selected markets!"

In the charter service segment, production increased compared to the preceding year. Available seat kilometers increased by 4.8 %. As levels of demand became progressively weaker, however, revenue passenger kilometers fell by 1.0 %.
Revenue in the charter segment totalled EUR 108.2m, compared to EUR 105.4m the previous year. EBIT fell from EUR 1.5m in the first half-year of 2002 to EUR –4.4m in the same period in 2003.

Strategic fleet adjustment continued

Investment volume in the first six months of 2003 was EUR 55.9m, down from EUR 205.0m the previous year (-72.7 %). Based on fixed long-term purchase agreements, a number of modern and cost-efficient aircraft have been integrated into the fleet since the beginning of the year. Two Dash 8-400 were taken on in the first six months of 2003, while one B737-800 was integrated into the fleet in July.

The Group took a number of important steps during the reporting period to adjust its fleet and business segments to the changed market conditions. The sale of two Lear 60 Business Jets means that the 'Corporate Jet' business segment can now be closed down in its entirety. The order for a fourth Boeing 777 long-range jet has been converted into a contract for three medium-range aircraft of the modern Boeing 737-800 type. In addition, a purchase-option for another Embraer-Jet was cancelled in negotiations with the manufacturer.

As part of the Group's policy of reducing its unnecessary capacity and idle costs, it had leased three Dash 8 (one of which with a purchasing agreement) and five Boeing 767 aircraft as at 30 June. In accordance with the original agreement, one of the three Boeing 767 aircraft currently leased to Lauda Air Italy will be returned to the Austrian Airlines Group in the course of the third quarter and subsequently used to carry charter traffic.

Current overcapacity is being put to good use where possible and will be profitably employed again once markets have recovered. Dr. Walter Bock, Chief Operations Officer, emphasised the clear objectives of this strategy: "While our plans for fleet harmonisation have naturally been slowed down by the current overcapacities in the market, they have by no means been shelved."

Eastern and Central European offensive under preparation

The city of **Baku**, capital of Azerbaijan and logistical centre for the burgeoning oil industry in the Caspian Sea region, will be integrated into the route network as of August 2003. From the beginning of the winter schedule, this will be followed by numerous frequency increases on existing routes and a new route to the city of **Rostov** in southern Russia. The Austrian Airlines Group will then operate services to 35 destinations in Eastern and Central Europe.

Dr. Burger said the following about the expansion of the Austrian Airlines Group's market leadership in the region: "By 2008, we intend to increase our volume of passengers travelling from and to Eastern and Central Europe by 50 % from its present level of approximately 1.2 million people. Our Eastern European network already enjoys a 27 % share of the total route network and 18 % of our total passenger volume. We will also be making significant increases to the region's share of revenue, which currently stands at around 15 %, by developing our profile as the number one Eastern Europe specialist with pan-European reach."

Rückfragehinweis / For further information: Johannes DAVORAS / Johann JURCEKA - Konzernkommunikation / Corporate Communications, A U S T R I A N A I R L I N E S G R O U P / Tel: +43 (0) 51766 1231 / Fax: +43 (0) 1 688 65 26, mailto:johannes.davoras@aua.com / mailto:johann.jurceka@aua.com, www.aua.com / www.austrianairlines.com.

Eigentümer, Herausgeber, Vervielfältiger: Austrian Airlines, Österreichische Luftverkehrs AG, Bereich Konzernkommunikation / Corporate Communications für / for Austrian Airlines Group, A-1107 Vienna, Fontanastrasse 1, P.O.Box 50, Tel: +43 (0) 51766, mailto:public.relations@aua.com

Karl Knezourek, Investor Relations, Austrian Airlines, Tel.: +43 (0) 5 1766 - 3328, Fax: +43 (0) 5 1766 5 3328, e-mail: Karl.Knezourek@aua.com

ad-03-14e (qu2ergebnis).doc

Letter to Shareholders

January–June 2003

Rule 12g3-2(b) File No. 82-4970


SUPPL

The Austrian Airlines Group at a glance

		1–6 / 2003	1–6 / 2002	+/– %
Revenue	EUR m	941.3	1,030.9	–8.7
EBITDAR adjusted[1]	EUR m	85.1	156.9	–45.8
EBITDAR	EUR m	183.4	252.4	–27.3
EBIT adjusted[2]	EUR m	–52.5	7.0	-
EBIT	EUR m	–23.3	29.7	-
Profit before tax adjusted[2]	EUR m	–60.0	–24.2	-
Profit before tax	EUR m	–28.6	4.3	-
Cash flows from operating activities	EUR m	149.0	305.6	–51.2
Passengers carried		3,847,698	4,086,550	–5.8
Passenger load factor (scheduled services)	%	66.0	68.6	–2.6P.

1 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date.
2 Adjusted for profits from the disposal of assets, exchange rate valuations at the reporting date and revaluations of aircraft

AUSTRIAN AIRLINES GROUP

Highlights

- Effects of crises (Iraq, SARS) slow demand in extremely difficult economic environment
- Further cost-cutting measures introduced
- EBIT falls from EUR 29.7m to EUR −23.3m
- Profit before tax down from EUR 4.3m to EUR −28.6m
- Strategic adjustment of fleet and business segments continues
- Interest-bearing liabilities reduced by EUR 120.9m
- Liquidity increased by EUR 78.6m to EUR 313.7m
- Successful implementation of fuel price hedging

Contacts

Investor Relations
Karl H. Knezourek
Tel.: ++43 (0)5 1766 – 3642
Fax: ++43 (0)5 1766 – 3333
E-Mail: investor.relations@aua.com
Internet: http://www.aua.com

Communications
Johannes Davoras
Tel.: ++43 (0)5 1766 – 1230
Fax: ++43 (0)1 688 65 26
E-Mail: public.relations@aua.com

Austrian Airlines Head Office
1107 Wien, Fontanastraße 1
Tel.: ++43 (0)5 1766 – 0
Fax: ++43 (0)1 688 55 05
Internet: http://www.aua.com

A Word from the Board of Management

Dear Shareholders,

The combined effects of the slowing economy around the world, conflict in Iraq and SARS (Severe Acute Respiratory Syndrome) forced demand for air travel drastically below expectations in the first half-year. While demand appears to have begun to bottom out in recent weeks, this stabilisation is at a level substantially below that for the previous year. The crisis in the world aviation industry has not yet been overcome.

Changing travel habits and expectations on the part of passengers have combined with intensified competition to produce a fall in yields. Even when levels of demand do recover, yields are not set to increase in the foreseeable future.

The Austrian Airlines Group will adjust its product to suit these transformed conditions. In the autumn, we shall be presenting to our shareholders and the public an innovative product concept, new brand architecture and forward looking strategy for East European markets. To implement these groundbreaking concepts successfully, it will be necessary for us to force through further reductions in costs.

At the beginning of this year, we initiated a long-term cost reduction of 5 % across the Group for the full year 2003. This translates into a saving of approximately EUR 40m. Overall production was cut back by around 5 % in the first quarter. Between April and June, approximately 10 % of planned scheduled flights were taken out of the programme. This temporary production adjustment provided an additional reduction in costs of 10 %, enabling us to achieve cost savings of EUR 20m.

Under these difficult circumstances, Earnings Before Interest and Taxes (EBIT) for the Group were EUR −23.3m in the first half-year, down from EUR 29.7m for the first six months of 2002. For the full year 2003, we expect to break-even at the EBIT level or to achieve a slightly positive EBIT respectively.

The current situation presents the airline industry around the world with an enormous challenge. With the substantial improvements we have made to our financial position compared to last year, the improved reaction time of the Group and stable liquidity situation, we shall introduce and successfully implement the forward-looking changes that are so clearly necessary.

Vagn Soerensen | Walter Bock | Josef Burger | Thomas Kleibl

Business Trends

The present interim financial statement has been prepared according to the same accounting methods as the annual financial statements as at 31 December 2002.

Reduction in revenue

Despite an increase in passenger kilometers, flight revenue fell by 8.7 % from EUR 960.2m to EUR 877.1m due to the changed patterns of demand and reduced yields. Mainly exchange rate valuations of foreign currency liabilities at the reporting date produced other operating income. The operating revenue of the Austrian Airlines Group in the first half-year of 2003 was EUR 1,066.7m, down by 8.0 % on the figure for the comparable period last year (EUR 1,160.0m).

Substantial reduction in expenditure

Operating expenses in the first half-year fell by 3.6 % to EUR 1,090.0m. The rapid implementation of the cost-savings programme began to have a more significant effect, particularly in the second quarter with operating expenses falling by a full 13.0 %. Despite this positive development, it continues to be necessary to reduce expenses, e.g. Austrian Airlines flight operations and third party charges.

Due to its policy of hedging fuel prices since 2001, the Austrian Airlines Group was able to offset the effects of oil price increases (up to 80 % in reaction to the conflict in Iraq) in the first half-year of 2003.

Fall in result

In the first half-year, the result fell in comparison to the previous year. The EBIT reached a level of EUR –23.3m, a fall of EUR 53.0m. Profit before tax was EUR –28.6m, compared to EUR 4.3m in the same period last year. At the time of writing, 2003 had primarily been characterised by weakening economic activity, war in Iraq and the outbreak of SARS. In this context, we expect for the full year 2003, to break-even at the EBIT level or to achieve a slightly positive EBIT respectively.

Liabilities reduced

As the Group worked consistently to reduce its liabilities, it made further progress. Compared to the level at the end of 2002, interest-bearing liabilities fell by EUR 120.9m. Net gearing fell to 267.7 %, compared to 290.4 % as at 31 December 2002.

Fall in cash flows from operating activities

Due to the reduction in the inflow of funds from working capital compared to the first half-year of 2002, cash flows from operating activities fell from EUR 305.6m last year to EUR 149.0m in the reporting period. As a result of the Group's sharply reduced investments, its cash and cash equivalents increased by EUR 78.6m to EUR 313.7m compared to the end of last year.

Strategic fleet adjustment continued

Investment volume in the first six months of 2003 was EUR 55.9m, down from EUR 205.0m the previous year (–72.7 %).

Based on fixed long-term purchase agreements, a number of modern and cost-efficient aircraft have been integrated into the fleet since the beginning of the year. Two Dash 8-400 were taken on in the first six months of 2003, and one B737-800 was integrated into the fleet in July.

The Group took a number of important steps during the reporting period to adjust its fleet and business segments to changed market conditions. The sale of two Lear 60 Business Jets means that the 'Corporate Jet' business segment can now be closed down in its entirety. The order for a fourth Boeing 777 long haul jet has been converted into a contract for three medium haul aircraft of the modern Boeing 737-800 type. An order for one Embraer RJ was cancelled.

As part of the Group's policy of reducing its unnecessary capacity and idle costs, it had leased out three Dash 8 (one of which with a purchasing agreement) and five Boeing 767 aircraft as at 30 June. In accordance with the original agreement, one of the three Boeing 767 currently leased to Lauda Air Italy will be returned to the Austrian Airlines Group in the course of the third quarter and used for charter traffic.

Current overcapacity is being reduced wherever possible or will be profitably employed again once markets have recovered.

Segment Reporting

Under IFRS, the business segments of the Austrian Airlines Group are divided into the individual segments of scheduled, charter and complementary services.

Capacity on **scheduled services** increased in the first half-year of 2003 compared to the weak first six months of 2002. Available seat kilometers rose by 5.9 %. However, due to the global uncertainty surrounding the Iraq conflict and SARS outbreak as well as a weakening economy, revenue passenger kilometers – used as a measure of demand – increased by just 1.9 %. The passenger load factor fell to 66.0 % (-2.6P) as a result. The number of passengers carried fell by 7.0 % to 3,254,238. Revenue in the scheduled service segment reached EUR 768.9m, compared to EUR 854.8m the previous year, a fall of 10.0 %. EBIT for the scheduled segment fell from 26.0m to EUR –20.1m.

In the **charter service segment**, production increased compared to the preceding year. Available seat kilometers increased by 4.8 %. As levels of demand became progressively weaker, however, revenue passenger kilometers fell by 1.0 %. Revenue in the charter service segment totalled EUR 108.2m, compared to EUR 105.4m the previous year. EBIT fell from EUR 1.5m in the first half-year of 2002 to EUR –4.4m in the same period in 2003.

The **complementary services** segment (which includes catering, Travel Value Shops, third party handling and aircraft leasing) recorded total revenue of EUR 64.2m (-9.2 %) in the first half-year. EBIT fell from EUR 2.2m last year to EUR 1.2m in the first half-year of 2003.

Taken by **geographical segment**, there were falls in scheduled services compared to the previous year, primarily on routes to the Middle East and Western Europe. The war in Iraq was the main reason for

the reduction in traffic to the Middle-East. Following the conclusion of military activities, the situation began slowly to improve. In Western Europe, meanwhile, the fall in traffic was a result of the weak economy and the entry of low-cost airlines into the market. The number of transfer passengers travelling from and to Western Europe also fell due to the SARS epidemic in the Far East. Traffic from and to the countries involved in the Iraq conflict was also reduced as a result of the war.

In the charter service segment, the number of flights departing from Innsbruck and Linz in the winter has expanded. Due to the greater than expected reduction in summer business, the positive trend seen in the first months of the year levelled off. In addition to this, increased competition is leading to a situation of predatory competition in the charter market.

Austrian Airlines on the Capital Market

Recovery in airline share prices

As a result of uncertainty on world stock exchanges due to the weakening economy and the Iraq conflict, the share prices in the airline sector declined substantially in value at the beginning of the year. With the rapid conclusion to the war, however, share prices recovered. Austrian Airlines shares closed at EUR 7.14 on 4 August. This compares to a figure of EUR 6.90 at the beginning of the year.

Dividends cancelled for 2002

Against the background of the Group's continuing high level of debt, the Annual General Meeting decided in April not to pay a dividend for the financial year 2002. This dividend policy will be maintained in the short term in an effort to strengthen the equity ratio. In the medium term, the turnaround will also benefit shareholders through the payment of appropriate dividends.

Investor Relations – comprehensive information for the financial community

The Investor Relations strategy of the Austrian Airlines Group is designed to provide the financial community with information that is comprehensive, direct and transparent. Recently, the Group's concerted efforts in this area were emphatically confirmed once again when Austrian Airlines took first place in a website test of ATX companies carried out by Austrian business newspaper "Wirtschaftsblatt".

Management at the Austrian Airlines Group continues to work towards intensifying contact with its shareholders. An Investor Day was held in May, which was busily attended by a wide range of international analysts and investors from Austria and around the world. Management also used a number of other national and international events to inform institutional investors, analysts and private shareholders directly about the corporate development and perspectives of the Austrian Airlines Group.

In April, the Group introduced an important new service to the public when the annual report 2002 also appeared in an online, interactive format for the first time. With the user-friendly contents layout and integrated search function, the online annual report is the ideal way to access reliable information about the Austrian Airlines Group.

The annual report 2002 is available online at the following address:

www.aua.com/report2002.

Financial Calender

Third Quarter Results	6 November 2003
Preliminary Results 2003/Forecast 2004	11 December 2003

IFRS Consolidated Income Statement

EURm		1–6/2003	1–6/2002	+/– %	4–6/2003	4–6/2002	+/– %
Flight revenue		877.1	960.2	–8.7	460.5	531.8	–13.4
Other revenue		64.2	70.7	–9.2	32.8	37.2	–11.8
Revenue		**941.3**	**1,030.9**	**–8.7**	**493.3**	**569.0**	**–13.3**
Changes in inventories		2.0	1.2	66.7	0.8	0.7	14.3
Income from disposal of non-current assets		–0.6	0.4	-	0.1	–0.9	-
Other operating income [1]		124.0	127.5	–2.7	63.0	113.4	–44.4
Operating revenue		**1,066.7**	**1,160.0**	**–8.0**	**557.2**	**682.2**	**–18.3**
Expenses for materials and services		569.7	595.9	–4.4	285.3	314.3	–9.2
Personnel expenses		207.4	196.0	5.8	102.9	96.9	6.2
Other operating expenses		106.2	115.7	–8.2	48.6	59.2	–17.9
EBITDAR		**183.4**	**252.4**	**–27.3**	**120.4**	**211.8**	**–43.2**
EBITDAR adjusted[2]		**85.1**	**156.9**	**–45.8**	**67.4**	**111.9**	**–39.8**
Depreciation and amortisation [3]		177.7	188.0	–5.5	81.4	130.8	–37.8
Rentals		29.0	34.7	–16.4	14.6	11.2	30.4
Operating expenses		**1,090.0**	**1,130.3**	**–3.6**	**532.8**	**612.4**	**–13.0**
Result from operating activities (EBIT)		**–23.3**	**29.7**	-	**24.4**	**69.8**	**–65.0**
Result from operating activities (EBIT) adjusted [4]		**–52.5**	**7.0**	-	**–1.6**	**42.7**	-
Result from associates		0.5	0.0	-	0.5	0.9	–44.4
Financial expenses		–27.3	–58.2	53.1	–11.2	–30.3	63.0
Financial income		14.7	26.2	–43.9	7.0	14.6	–52.1
Profit from the disposal of financial assets		2.2	5.8	–62.1	0.4	0.0	-
Other financial expenses and income		4.6	0.8	-	3.6	0.8	-
Financial result		**–5.3**	**–25.4**	**79.1**	**0.3**	**–14.0**	-
Profit/Loss before tax		**–28.6**	**4.3**	-	**24.7**	**55.8**	**–55.7**
Profit/Loss before tax adjusted [4]		**–60.0**	**–24.2**	-	**–1.7**	**28.7**	-
Income taxes		0.6	–0.5	-	0.7	–0.2	-
Profit/Loss after tax		**–28.0**	**3.8**	-	**25.4**	**55.6**	**–54.3**
Profit/Loss after tax adjusted [4]		**–59.4**	**–24.7**	-	**–1.0**	**28.5**	-
Minority interests		0.1	0.0	-	0.1	0.0	-
Net profit / net loss for the period		**–27.9**	**3.8**	-	**25.5**	**55.6**	**–54.1**
Earnings per share	EUR	**–0.86**	**0.11**	-	**0.79**	**1.64**	**–51.8**

1 Inclusive of profits from exchange rate valuations at the reporting date (2003: EUR 98.9m, 2002: EUR 95.1m)
2 Adjusted for profits from the disposal of assets and for exchange rate valuations at the reporting date
3 Inclusive of depreciation according to IAS 36, Impairment (2003: EUR 69.1m, 2002: EUR 72.8m)
4 Adjusted for profits from the disposal of assets, for exchange rate valuations at the reporting date and revaluations of aircraft

AUSTRIAN AIRLINES GROUP

January–June 2003

IFRS Consolidated Balance Sheet

Assets

EURm	30.6.2003	31.12.2002	+/– %
Intangible assets	31.0	32.8	–5.5
Aircraft	2,511.5	2,654.6	–5.4
Other tangible assets	133.6	136.2	–1.9
Investments in associates	8.1	7.6	6.6
Other financial assets	253.6	270.1	–6.1
Other non-current assets	92.8	108.0	–14.1
Deferred tax assets	109.6	108.8	0.7
Non-current assets	**3,140.2**	**3,318.1**	**–5.4**
Inventories	50.3	47.9	5.0
Trade receivables	169.6	159.2	6.5
Other current assets	63.9	69.1	–7.5
Short-term investments	90.1	84.6	6.5
Cash on hand and at bank	223.6	150.5	48.6
Current assets	**597.5**	**511.3**	**16.9**
Total assets	**3,737.7**	**3,829.4**	**–2.4**

Shareholders' equity and liabilities

EURm	30.6.2003	31.12.2002	+/– %
Issued share capital	247.2	247.2	0.0
Reserves	309.8	267.0	16.0
Net profit / net loss for the period	–27.9	42.8	-
Shareholders' equity	**529.1**	**557.0**	**–5.0**
Minority interests	**3.5**	**3.6**	**–2.8**
Provisions	403.3	390.7	3.2
Interest-bearing liabilities	1,839.7	1,961.4	–6.2
Other liabilities	57.3	56.6	1.2
Non-current liabilities	**2,300.3**	**2,408.7**	**–4.5**
Provisions	380.5	334.3	13.8
Interest-bearing liabilities	311.0	310.2	0.3
Income tax liabilities	4.5	4.3	4.7
Other liabilities	208.8	211.3	–1.2
Current liabilities	**904.8**	**860.1**	**5.2**
Total shareholders' equity and liabilities	**3,737.7**	**3,829.4**	**–2.4**

IFRS Statement of Changes in Shareholders' Equity

EURm	Issued share capital	Capital reserves	Retained earnings incl. Net profit / loss for the period	Total
Shareholders' equity at 31.12.2001	247.2	278.0	3.9	529.1
Net profit / net loss for the peroiod			3.8	3.8
as at 30.6.2002	**247.2**	**278.0**	**7.7**	**532.9**
Shareholders' equity at 31.12.2002	247.2	278.0	31.8	557.0
Net profit / net loss for the period			–27.9	–27.9
as at 30.6.2003	**247.2**	**278.0**	**3.9**	**529.1**

IFRS Cash Flow Statement

EURm	1–6/2003	1–6/2002	+/– %	4–6/2003	4–6/2002	+/– %
Profit/Loss before tax	–28.6	4.3	-	24.7	55.3	–55.3
Depreciation of non-current assets	177.7	188.0	–5.5	81.4	130.8	–37.8
Result from sale of non-current assets	1.5	–1.3	-	0.8	0.0	-
Result from associates	–0.5	0.0	-	–0.5	0.9	-
Net interest	12.6	32.0	–60.6	4.2	15.7	–73.2
Income taxes paid	–0.1	–0.3	66.7	0.0	0.0	-
Changes in inventories	–2.4	3.5	-	–8.9	2.6	-
Changes in assets	25.7	49.0	–47.6	23.6	128.4	–81.6
Changes in provisions	58.8	173.9	–66.3	17.1	69.5	–75.4
Changes in liabilities (excl. financial liabilities)	3.2	–48.4	-	13.5	–79.3	-
Other non-cash changes	–98.9	–95.1	-	–53.6	–95.1	43.6
Cash flows from operating activities	**149.0**	**305.6**	**–51.2**	**102.3**	**228.8**	**–55.3**
Investments in tangible and intangible assets	–55.9	–205.0	72.7	–8.9	–36.6	75.7
Income from sale of non-current assets	20.1	0.0	-	8.2	–1.3	-
Financial income	14.7	26.2	–43.9	7.0	14.6	–52.1
Cash flows from investing activities	**–21.1**	**–178.8**	**88.2**	**6.3**	**–23.3**	**-**
Change in interest-bearing liabilities	–22.0	–131.4	83.3	–21.1	–189.6	88.9
Dividend payment	-	-	-	-	-	-
Financial expenses	–27.3	–58.2	53.1	–11.2	–30.3	63.0
Cash flows from financing activities	**–49.3**	**–189.6**	**74.0**	**–32.3**	**–219.9**	**85.3**
Change in cash and cash equivalents	**78.6**	**–62.8**	**-**	**76.3**	**–14.4**	**-**
Cash and cash equivalents at beginning of period	**235.1**	**297.0**	**–20.8**	**237.4**	**248.6**	**–4.5**
Cash and cash equivalents at end of period	**313.7**	**234.2**	**33.9**	**313.7**	**234.2**	**33.9**

January–June 2003

Employees

	1–6/2003	1–6/2002	+/– %	4–6/2003	4–6/2002	+/– %
Average	7,174	7,404	–3.1	7,110	7,381	–3.7
End of period	7,099	7,383	–3.8	-	-	-

Traffic Statistics (Scheduled- and Charter traffic)

Scheduled traffic		1–6/2003	1–6/2002	+/– %	4–6/2003	4–6/2002	+/– %
Passengers carried		3,254,238	3,500,940	–7.0	1,722,535	1,916,007	–10.1
Block hours		115,644	116,510	–0.7	56,485	59,833	–5.6
Revenue passenger kilometers	(000)	6,347,072	6,231,503	1.9	3,238,728	3,438,228	–5.8
Available seat kilometers	(000)	9,618,632	9,085,354	5.9	4,818,072	4,847,839	–0.6
Passenger load factor	in %	66.0	68.6	–2.6P.	67.2	70.9	–3.7P.
ATK	(000)	1,322,125	1,239,972	6.6	663,301	665,216	–0.3
RTK	(000)	881,723	832,507	5.9	449,922	462,238	–2.7
Overall load factor	in %	66.7	67.1	–0.4P.	67.8	69.5	–1.7P.
Freight tons		60,102	55,027	9.2	30,218	29,576	2.2

Charter traffic		1–6/2003	1–6/2002	+/– %	4–6/2003	4–6/2002	+/– %
Passengers carried		593,460	585,610	1.3	381,532	423,859	–10.0
Block hours		18,955	17,384	9.0	10,366	11,308	–8.3
Available seat kilometers	(000)	2,204,838	2,103,636	4.8	1,038,688	1,288,611	–19.4

Total		1–6/2003	1–6/2002	+/– %	4–6/2003	4–6/2002	+/– %
Passengers carried		3,847,698	4,086,550	–5.8	2,104,067	2,339,866	–10.1
ATK	(000)	1,588,387	1,505,536	5.5	779,867	826,534	–5.6
RTK	(000)	1,058,439	1,010,809	4.7	523,626	567,765	–7.8

Capital Market Figures

		1–6/2003	1–6/2002	+/– %	4–6/2003	4–6/2002	+/– %
Reuters code		AUAV.VI					
Share price High	EUR	7.89	10.52	-	7.89	9.90	-
Share price Low	EUR	5.71	7.86	-	5.75	8.31	-
Share price (end of period)	EUR	6.85	8.90	-	6.85	8.90	-
Market capitalization (end of period)	EURm	232.9	302.6	–23.0	232.9	302.6	–23.0
Turnover on Vienna Stock Exchange	EURm	33.6	62.6	–46.3	19.3	20.5	–5.9